

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

<u>Via E-mail</u>
Andrew S. Hughes
Vice President, General Counsel & Corporate Secretary
Ikanos Communications, Inc.
47669 Fremont Boulevard
Fremont, CA 94538

      Re: Ikanos Communications, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed January 6, 2015
              File No. 000-51532

Dear Mr. Hughes:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Celeste M. Murphy for

              Larry Spirgel
              Assistant Director

cc: <u>Via E-mail</u>
        Gabriella A. Lombardi
        Pillsbury Winthrop Shaw Pittman LLP